January 9, 2007
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

Re:	Legacy Reserves L.P. Units Representing Limited Partner Interests Form S-1 Registration Statement (No. 333-138637)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Underwriters of the above issue, hereby join in the request of Legacy Reserves L.P. that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective by 12:00 p.m. (Washington, D.C. time) on January 11, 2007 or as soon thereafter as is practicable.
     In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned have effected the following distribution from December 29, 2006 through the date hereof approximately 11,871 copies of the preliminary prospectus dated December 29, 2006 to prospective underwriters, institutional investors, dealers and others.
The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Yours truly,

WACHOVIA CAPITAL MARKETS, LLC.
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
RAYMOND JAMES & ASSOCIATES, INC.
RBC CAPITAL MARKETS CORPORATION
OPPENHEIMER & CO. INC.
STIFEL, NICOLAUS & CO., INC.

By: WACHOVIA CAPITAL MARKETS, LLC.

By: /s/ David Herman
Name: David Herman